SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                       -----------------------------


                               SCHEDULE 13D/A
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                            (Amendment No. 1) 1/
                                              -

                             MyPoints.com, Inc.
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                              (Name of Issuer)

                       Common Stock, $.001 par value
                       (Title of Class of Securities)

                                 62855T102
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                               (CUSIP Number)

                             Francesca M. Maher
                 Senior Vice President, General Counsel and Secretary
                              UAL Corporation
                           1200 E. Algonquin Rd.
                     Elk Grove Township, Illinois 60007
                               (312) 700-4000

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               July 11, 2001
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          (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

               Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


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1/      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 62855T102                                 13D

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                      UNV Acquisition Corp.
                     United NewVentures, Inc.
                   UAL Corporation (943255692)
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) (_)
                                                                  (b) (_)
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3   SEC USE ONLY
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4   SOURCE OF FUNDS          WC
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                                     (_)
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6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                  Delaware
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                   7       SOLE VOTING POWER
                              36,510,424*
NUMBER OF          ------------------------------------------------------------
SHARES             8        SHARED VOTING POWER
BENEFICIALLY                    - 0 -
OWNED BY           ------------------------------------------------------------
EACH               9       SOLE DISPOSITIVE POWER
REPORTING                     36,510,424*
PERSON             ------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER
                                - 0 -
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     36,510,424 Shares*
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                   (_)
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     89.12%*
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14   TYPE OF REPORTING PERSON
     CO



* Includes shares tendered pursuant to procedures for guaranteed delivery.

                      Amendment No. 1 to Schedule 13D

        This Amendment No. 1 amends and supplements the Schedule 13D filed initially with the Securities and Exchange Commission on June 13, 2001 by United NewVentures, Inc., a Delaware corporation ("Parent"), UNV Acquisition Corp., a Delaware corporation ("Sub") and wholly owned subsidiary of Parent, and UAL Corporation ("UAL"), a Delaware corporation, relating to the tender offer (the "Offer") by Sub to purchase all of the Shares at a price per Share of $2.60 (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 13, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented form time to time, collectively constitute the "Offer"), copies of which were filed as Exhibits to the Schedule TO filed with the SEC on June 13, 2001.


ITEM 5.        Interest In Securities of the Issuer.

        Item 5 of the Schedule 13D is hereby amended and supplemented to include the following:

        (a) "The Offer expired at 12:00 midnight, New York City time, on Wednesday, July 11, 2001. Based upon information provided by the Depositary to Parent, as of July 11, 2001, a total of 36,510,424 Shares (including 4,645,316 Shares tendered pursuant to guaranteed delivery procedures), representing approximately 89.12% of the outstanding Shares, have been validly tendered and not withdrawn pursuant to the Offer. Parent and Sub have accepted for prompt payment all Shares validly tendered pursuant to the Offer."

        "On July 12, 2001, Parent issued a press release announcing the results of the initial offering and announcing that a subsequent offering period for the Offer would commence immediately and expire on Wednesday, July 18, 2001 at 5:00 p.m. New York City Time. During the subsequent offering period, Shares will be accepted and promptly paid for as they are tendered. The same $2.60 per Share paid during the initial offering period will be paid during the subsequent offering period. Shares tendered during the initial offering period and the subsequent offering period may not be withdrawn. The full text of the press release issued by Parent is attached hereto as Exhibit (a)(5)(iii) and is incorporated herein by reference."

        (b) Each of the reporting persons may be deemed to share beneficial ownership of the Common Stock acquired by Sub.

        (c) Sub effected the purchase of Shares pursuant to the Tender Offer.

                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      UNV ACQUISITION CORP.



                                      By:      /s/ DOUGLAS A.  HACKER
                                         ------------------------------------
                                      Name:   Douglas A.  Hacker
                                           ----------------------------------
                                      Title:  President
                                            ---------------------------------


                                      UNITED NEWVENTURES, INC.



                                      By:       /s/ DOUGLAS A.  HACKER
                                         ------------------------------------
                                      Name:   Douglas A.  Hacker
                                           ----------------------------------
                                      Title:  President
                                            ---------------------------------


                                      UAL CORPORATION



                                      By:      /s/ DOUGLAS A.  HACKER
                                         ------------------------------------
                                      Name:    Douglas A.  Hacker
                                           ----------------------------------
                                      Title:   Executive Vice President and
                                            ---------------------------------
                                               Chief Financial Officer
                                            ---------------------------------


Dated: July 12, 2001